Filed by Cymer, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cymer, Inc.

Commission File No.: 000-21321

On October 17, 2012, Cymer, Inc. sent the following email to its employees

To: Everyone at Cymer

Subject: Company Announcement

To All Cymer Employees:

I am very pleased to inform you that Cymer and ASML have entered into a definitive agreement to merge our two companies.

Our decision is the culmination of more than a year of increasing cooperation between our two companies. We and ASML are mutually respected market leaders in lithography and share a culture of technology excellence. Together, our two companies will have enhanced capability to accelerate EUV time to market as well as continue to grow our DUV and IBP businesses.

With this merger we become a vital part of the world’s largest and rapidly growing semiconductor equipment company. Cymer will operate as an independent division and the DUV and EUV light source center of ASML, maintaining our focus on technology development and our key corporate objectives. Ed and I are honored to lead the company through this enhanced business and growth opportunity for all our valued employees.

We look forward to sharing more with you about this exciting development at an all-hands meeting tomorrow, Wednesday morning, October 17th at 9:00am Pacific Time.

Bob out.

The All Hands Meeting will be held

Wednesday, October 17th at 9:00 AM Pacific Time

in the

Innovations Cafe Dining Room

Please be prompt.

For U.S. employees outside San Diego and for international employees who wish to call into this meeting, the call in numbers are:

Domestic (North America): (866) 225-0660

International: (816) 423-4221

Conference ID: 8348822

Important Information for Investors and Stockholders

This Communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of Cymer by ASML will be submitted to the stockholders of Cymer for their consideration. In connection therewith, ASML will file a registration statement on Form F-4 with the SEC that will include a proxy statement of Cymer and a prospectus of ASML. Cymer and ASML also plan to file other documents with the SEC regarding the proposed transaction. CYMER URGES INVESTORS AND SECURITY HOLDERS OF CYMER TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Copies of the proxy statement/prospectus and other documents containing important information about Cymer and ASML, once such documents are filed with the SEC, through the website maintained by the SEC (http://www.sec.gov). Copies of the documents filed with the SEC by Cymer will be available free of charge on Cymer’s website at www.Cymer.com under the heading “Investors” and then under “SEC Filings.” or by contacting Cymer’s Investor Relations Department at 17075 Thornmint Court, San Diego, CA, 92127, 858-385-6097. Copies of the documents filed with the SEC by ASML will be available free of charge on ASML’s website at www.ASML.com under the heading “Investors” and then under “SEC Filings” or by contacting ASML’s Investor Relations Department at De Run 6501, 5504 DR Veldhoven, P.O. Box 324, 5500 AH Veldhoven, The Netherlands 480-383-3949.

Cymer and ASML and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cymer in connection with the proposed merger. Information about the directors and executive officers of Cymer and their ownership of Cymer’s common stock is set forth in the proxy statement for Cymer’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2012. Information about the directors and executive officers of ASML and their ownership of ASML common stock is set forth in the ASML Annual Report for the fiscal year ended December 31, 2011, as filed with the SEC on Form 20-F on February 14, 2012. Additional information regarding the interests of those persons and other persons who may be deemed participants in the merger may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.